FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of:          MARCH 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       [_]              No        [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1      Interim Financial Statements for Quarter Ended January 31, 2005
Document 2      Management Discussion and Analysis for Quarter Ended January 31,
                2005

                                                                      DOCUMENT 1



                                AMADOR GOLD CORP.


                              FINANCIAL STATEMENTS

                            (PREPARED BY MANAGEMENT)

                         (AN EXPLORATION STAGE COMPANY)

                         (EXPRESSED IN CANADIAN DOLLARS)

                                JANUARY 31, 2005

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

                                                            Financial Statements
                                                        (Prepared by Management)
================================================================================

JANUARY 31, 2005
--------------------------------------------------------------------------------




Statement of Operations and Deficit                                            3

Balance Sheet                                                                  4

Statement of Mineral Property Expenditures                                     5

Statement of Cash Flows                                                        6

Notes to the Financial Statements                                           7-17

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

                                             Statement of Operations and Deficit
                                                        (Prepared by Management)
================================================================================

FOR THE THREE MONTHS ENDED JANUARY 31,                 2005            2004
--------------------------------------------------------------------------------


         Revenue .............................    $       --       $       --
                                                  ------------     ------------

ADMINISTRATIVE EXPENSES
    Amortization .............................             116               68
    Bank charges .............................             610              240
    Consulting fees ..........................          10,548           18,353
    Interest on debt .........................            --             12,704
    Investor relations and promotion .........          11,082           51,810
    Legal and accounting .....................          11,080           30,013
    Management fees (note 5) .................           6,000           12,500
    Office and miscellaneous .................           3,767            2,545
    Regulatory fees ..........................           2,233           12,253
    Stock based compensation .................            --            160,000
    Transfer agent fees ......................           1,501            1,333
    Less: interest earned ....................            (271)          (1,341)
                                                  ------------     ------------

                                                        46,666          300,478
                                                  ------------     ------------

LOSS FOR THE PERIOD BEFORE INCOME TAXES ......         (46,666)        (300,478)

FUTURE INCOME TAXES PROVISION (RECOVERY)
   (NOTE 4) ..................................        (101,000)            --
                                                  ------------     ------------

NET INCOME (LOSS) FOR THE PERIOD .............          54,334         (300,478)

DEFICIT, BEGINNING OF PERIOD .................      (3,931,824)      (3,812,611)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON
ISSUANCE OF FLOW THROUGH SHARES ..............            --            408,000
                                                  ------------     ------------

DEFICIT, END OF PERIOD .......................    $ (3,877,490)    $ (3,705,089)
                                                  ============     ============

INCOME (LOSS) PER SHARE - BASIC AND FULLY
   DILUTED ...................................    $       0.00     $      (0.02)
                                                  ============     ============

WEIGHTED AVERAGE NUMBER OF SHARES ............      23,841,122       11,991,140
                                                  ============     ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

BALANCE SHEET
(PREPARED BY MANAGEMENT)
================================================================================

                                                     JANUARY 31,     OCTOBER 31,
                                                        2005            2004
                                                    -----------     -----------
ASSETS

CURRENT
    Cash .......................................    $   166,850     $    23,017
    Tax credits recoverable ....................           --            12,909
    Goods and services tax recoverable .........          6,220           6,588
    Prepaid expenses ...........................          3,643           5,600
                                                    -----------     -----------

                                                        176,713          48,114

EQUIPMENT ......................................          1,435           1,552

MINERAL PROPERTIES (note 3) ....................      2,618,018       2,466,879
                                                    -----------     -----------

                                                    $ 2,796,166     $ 2,516,545
                                                    ===========     ===========

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...    $    74,504     $    63,353
    Due to related party (note 5) ..............         10,824          10,688
                                                    -----------     -----------

                                                         85,328          74,041
                                                    -----------     -----------

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 4) .........................      6,588,328       6,374,328

DEFICIT ........................................     (3,877,490)     (3,931,824)
                                                    -----------     -----------

                                                      2,710,838       2,442,504
                                                    -----------     -----------

                                                    $ 2,796,166     $ 2,516,545
                                                    ===========     ===========



APPROVED BY THE DIRECTORS:


/s/ RUPERT L. BULLOCK                            /s/ LYNN W. EVOY
---------------------------                      ----------------------
Rupert L. Bullock, Director                      Lynn W. Evoy, Director

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF MINERAL PROPERTY EXPENDITURES
(PREPARED BY MANAGEMENT)
================================================================================

FOR THE THREE MONTHS ENDED JANUARY 31, 2005
--------------------------------------------------------------------------------
                                         MASKOOTCH       TODD
                              GLASS         LAKE       TOWNSHIP      KENORA
                             CLAIMS       PROPERTY     PROPERTY      CLAIMS       TOTAL
                            ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ........   $     --     $   10,000   $    8,000   $  915,082   $  933,082
 Option payments - cash .        8,000         --           --         50,000       58,000
 Option payments - shares        5,000         --           --           --          5,000
 Finder's fees - cash ...         --           --           --          3,370        3,370
                            ----------   ----------   ----------   ----------   ----------
  Closing balance .......       13,000       10,000        8,000      968,452      999,452
                            ----------   ----------   ----------   ----------   ----------
DEFERRED EXPLORATION
EXPENDITURES
 Opening balance ........         --           --           --      1,533,797    1,533,797
 Consulting .............         --           --           --         23,572       23,572
 Line cutting ...........         --           --           --         17,862       17,862
 Mapping and sampling ...         --           --           --         27,500       27,500
 Miscellaneous ..........         --           --           --         14,148       14,148
 Surveying ..............         --           --           --          1,687        1,687
                            ----------   ----------   ----------   ----------   ----------
 Closing balance ........         --           --           --      1,618,566    1,618,566
                            ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PERIOD ..   $   13,000   $   10,000   $    8,000   $2,587,018   $2,618,018
                            ==========   ==========   ==========   ==========   ==========

FOR THE YEAR ENDED OCTOBER 31, 2004
--------------------------------------------------------------------------------
                               MASKOOTCH       TODD
                                  LAKE       TOWNSHIP      KENORA
                                PROPERTY     PROPERTY      CLAIMS       TOTAL
                               ----------   ----------   ----------   ----------

ACQUISITION COSTS
  Opening balance ..........   $     --     $     --     $  552,500   $  552,500
  Staking costs ............         --           --          4,100        4,100
  Option payments - cash ...        5,000        3,000      300,000      308,000
  Option payments - shares .        5,000        5,000         --         10,000
  Finder's fees - cash .....         --           --         58,482       58,482
                               ----------   ----------   ----------   ----------
  Closing balance ..........       10,000        8,000      915,082      933,082
                               ----------   ----------   ----------   ----------
DEFERRED EXPLORATION
EXPENDITURES
  Opening balance ..........         --           --        458,559      458,559
  Camp .....................         --           --         35,231       35,231
  Consulting ...............         --           --        134,014      134,014
  Drilling .................         --           --        835,358      835,358
  Mapping and sampling .....         --           --         38,252       38,252
  Miscellaneous ............         --           --         21,956       21,956
  Surveying ................         --           --         10,427       10,427
                               ----------   ----------   ----------   ----------
  Closing balance ..........         --           --      1,533,797    1,533,797
                               ----------   ----------   ----------   ----------
BALANCE, END OF YEAR .......   $   10,000   $    8,000   $2,448,879   $2,466,879
                               ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

STATEMENTS OF CASH FLOWS
(PREPARED BY MANAGEMENT)
================================================================================

FOR THE THREE MONTHS ENDED JANUARY 31,                   2005           2004
--------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES

    Income (loss) for the period .................   $    54,334    $  (300,478)

    Add items not affecting cash:
       Amortization ..............................           116             68
       Stock based compensation ..................          --          160,000
       Future income taxes .......................      (101,000)          --
                                                     -----------    -----------

                                                         (46,550)      (140,410)

    Change in non-cash working capital items:
          Tax credit recoverable .................        12,909           --
       Goods and services tax recoverable ........           368         (6,901)
       Prepaid expenses ..........................         1,957            433
       Accounts payable and accrued liabilities ..        11,152         10,054
                                                     -----------    -----------

                                                         (20,164)      (136,824)
                                                     -----------    -----------

Financing activities
   Advances from related party ...................           136          8,245
   Issuance of share capital .....................       350,000      1,485,000
   Share issuance costs ..........................       (40,000)      (132,750)
                                                     -----------    -----------

                                                         310,136      1,360,495
                                                     -----------    -----------

INVESTING ACTIVITIES
   Acquisition of mineral properties .............       (61,370)       (50,000)
   Deferred exploration expenditures .............       (84,769)      (313,079)
   Purchase of equipment .........................          --           (1,826)
                                                     -----------    -----------

                                                        (146,139)      (364,905)
                                                     -----------    -----------

NET INCREASE IN CASH .............................       143,833        858,766

CASH, BEGINNING OF PERIOD ........................        23,017         98,463
                                                     -----------    -----------

CASH, END OF PERIOD ..............................   $   166,850    $   957,229
                                                     ===========    ===========


SUPPLEMENTAL CASH FLOW INFORMATION

     Interest received ...........................   $       217    $     1,341
                                                     ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
================================================================================
JANUARY 31, 2005
--------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         The company is classified in the natural resource industry, and trades on the TSX Venture Exchange. At January 31, 2005 the Company had an interest in a property in Ontario, Canada.

         These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for annual financial statements. Therefore readers are advised to refer to the company's annual audited financial statements for the year ended October 31, 2004 for additional information.

2.       BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and retire its liabilities in other than the normal course of business and at amounts different from those in the accompanying financial statements.

         During the period, the company incurred a loss before income taxes recovery of $46,666 and has an accumulated deficit of $3,877,490. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete public equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

3.       MINERAL PROPERTIES

         a)       KENORA CLAIMS

                  During fiscal 2003 the company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometers west of Kenora, Ontario. The agreement was amended in August 2004. Consideration, as amended, consists of $35,000 to the assignor (paid), $225,000 before February 14, 2003
                  (paid),  $250,000 on August 27, 2003 (paid),  $250,000 on each of August 27, 2004 (paid), and 2005, $500,000 on each of August 27, 2006, 2007, 2008, and 2009. As consideration for the amendment the company has agreed to pay each of the two optionors 2.5% of the proceeds of any financings completed by the company between August 27, 2006 and the final payment. All outstanding amounts are due and payable within 90 days of commercial production. In addition, there is a royalty payable of between 1% and 2%. An additional amount of $50,000 due on December 31, 2004 was paid. In fiscal 2003 the company staked an additional 6 mineral claims adjacent to the Kenora Property.

                  A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid),  5% on the next $700,000  ($35,000  paid),  2.5% on the next $4,000,000 ($36,852 paid or accrued to date) and 1% on any additional payments up to a maximum of $300,000.

                  To date, the company has staked an additional 11 mineral claims (6 claims and 5 claims in fiscal 2003 and 2004 respectively) adjacent to the Kenora Property.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
================================================================================
JANUARY 31, 2005
--------------------------------------------------------------------------------

3.       MINERAL PROPERTIES

         b)       TODD TOWNSHIP PROPERTY

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $69,000 cash ($3,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

         c)       MASKOOTCH LAKE PROPERTY

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (25,000 issued) and $88,000 cash ($5,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

         d)       GLASS CLAIMS

                  During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (25,000 common shares issued) and $93,000 cash ($8,000 paid) over a 4 year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

4.       SHARE CAPITAL

         a)       AUTHORIZED

                  100,000,000 common shares with no par value

         b)       ISSUED

                                              January 31, 2005              October 31, 2004
                                         -------------------------    -------------------------

                                           Shares         Amount        Shares         Amount
                                         -----------   -----------    -----------   -----------
Balance, beginning ...................    21,997,915   $ 6,374,328     10,067,227   $ 4,380,089
Issued for
   Property acquisition ..............        25,000         5,000         50,000        10,000
   Shares for debt ...................          --            --        4,730,688       614,989
Issued for cash
   Private placements ................     2,500,000       350,000      4,400,000     1,475,000
   Exercise of warrants ..............          --            --        2,750,000       275,000
Share issuance costs, cash ...........          --         (40,000)          --        (132,750)
Share issuance costs, warrants .......          --          (3,000)          --            --
Stock based compensation .............          --           3,000           --         160,000
Income tax benefits renounced
   on flow through shares issued .....          --        (101,000)          --        (408,000)
                                         -----------   -----------    -----------   -----------

                       Balance, ending    24,522,915   $ 6,588,328     21,997,915   $ 6,374,328
                                         ===========   ===========    ===========   ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
================================================================================
JANUARY 31, 2005
--------------------------------------------------------------------------------

4.       SHARE CAPITAL (continued)

         c)       PRIVATE PLACEMENTS

                  (i) During fiscal 2004 the company issued 3,100,000 flow-through units for $0.35 per unit, and 1,300,000 non flow-through units for $0.30 per unit. Each unit comprised of one common share and one non-transferable warrant to purchase one common share, exercisable until December 22, 2005. The warrants issued with the flow-through shares are exercisable at $0.35 and the warrants issued with the non flow-through shares are exercisable at $0.30.

                  (ii) During fiscal 2004 the company agreed to issue 4,730,688 units in settlement of debt (notes 4, 5 and 6) each unit comprising one common shares and one non-transferable warrants exercisable at $0.13 per share for a period of 2 years. These units were treated as allotted in fiscal 2004 and were formally issued during the current period.

                  (iii) In the current period the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

                  (iv) In the current period the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants have been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

         d)       WARRANTS OUTSTANDING

                  As  at  January  31,  2005  15,391,403  (October  31,  2004  -
                  12,030,715) warrants were outstanding as follows:

                Expiry date          Exercise price           Number of warrants
         -----------------------------------------------------------------------

          February 28, 2005                   $0.25                    3,375,000
               May 29, 2005                   $0.32                      535,715
         September 30, 2005                   $0.40                      250,000
          December 22, 2005                   $0.30                    1,300,000
          December 22, 2005                   $0.35                    3,100,000
          December 30, 2005                   $0.20                      500,000
          December 30, 2005                   $0.15                      100,000
           December 8, 2006                   $0.14                    1,500,000
          December 23, 2006                   $0.13                    4,730,688
         -----------------------------------------------------------------------

                                                                      15,391,403
         =======================================================================

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
================================================================================
JANUARY 31, 2005
--------------------------------------------------------------------------------

4.       SHARE CAPITAL (continued)

         e)       OPTIONS OUTSTANDING

                  During fiscal 2004, the company granted 500,000 options to directors and officers of the company. The options are exercisable up to January 5, 2009 at a price of $0.56.

                  As at January 31, 2005 1,285,000 options were outstanding (October 31, 2004 - 1,285,000).

         f)       ESCROW SHARES

                  As at January 31, 2005 there were 25,000 (October 31, 2004 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

5.       RELATED PARTY TRANSACTIONS

         a) During the period the company recorded management fees of $6,000 (2004 - $12,500) to companies controlled by Directors of the company. At January 31, 2005 $10,824 (2004 - $10,688)
                  was owed to companies controlled by Directors of the company for management fees and payments made on the company's behalf.

         b) During the period, fees for consulting services in the amount of $10,548 (2004 - $18,353) were incurred to a company controlled by the wife of a director and officer.

6.       INCOME TAXES

         As at October 31, 2004, the company has income tax losses of approximately $976,000 (2003 - $325,000) expiring between 2004 and 2014 . If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

         The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                    Amount            Rate
                    ------            ----
                  $ 230,000           100%
                  $ 997,000            30%

         Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts, except for a recovery created by the renouncement of a benefit on the issuance of flow through shares.

7.       SUBSEQUENT EVENTS

         Subsequent to January 31, 2005 the company announced a private placement of 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one transferable warrant. Each warrant to purchase one common share at an exercise price of $0.10 per share, exercisable for a period of 2 years. The company will pay a finders fee of up to 9%.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
================================================================================
JANUARY 31, 2005
--------------------------------------------------------------------------------

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

         a)       MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

                  Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process. The effect on the company's financial statements is summarized below:

                                                      FOR THE PERIODS ENDED
                                                   JANUARY 31,      OCTOBER 31,
                                                       2005             2004
                                                   -----------      -----------
Statement of operations and deficit

Income (loss) for the period under
     Canadian GAAP ...........................     $    54,334      $  (527,212)
     Mineral property exploration and
     development  expenditures ...............        (151,139)      (1,455,820)
                                                   -----------      -----------

United States GAAP ...........................     $   (96,805)     $(1,983,032)
                                                   ===========      ===========

Gain (loss) per share - US GAAP ..............     $     (0.01)     $     (0.14)
                                                   ===========      ===========

Balance sheet
Assets
Mineral Properties
     Canadian GAAP ...........................     $ 2,618,018      $ 2,466,879
     Resource property expenditures
     (cumulative) ............................      (2,618,018)      (2,466,879)
                                                   -----------      -----------

United States GAAP ...........................     $      --        $      --
                                                   ===========      ===========

Deficit
      Canadian GAAP ..........................     $(3,877,490)     $(3,931,824)
      Resource property expenditures
      (cumulative) ...........................      (2,618,018)      (2,466,879)
                                                   -----------      -----------

United States GAAP ...........................     $(6,495,508)     $(6,398,703)
                                                   ===========      ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
================================================================================
JANUARY 31, 2005
--------------------------------------------------------------------------------

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)


         b)       STOCK BASED COMPENSATION

                  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123")
                  encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. Effective November 1, 2003 the company has chosen to account for stock-based compensation using the fair value.

                  The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

         c)       LOSS PER SHARE

                  Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

                  Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the three months ended January 31, 2004 was 11,991,140.

         d)       INCOME TAXES


                  Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward. This asset would have been reduced to $nil by a valuation allowance.

         e)       NEW ACCOUNTING PRONOUNCEMENTS

                  In June 2001, the Financial Accounting Standards Board ("FASB") approved the issuance of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited. SFAS No. 141 is effective for business combinations completed after June 30, 2001. SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT)
================================================================================
JANUARY 31, 2005
--------------------------------------------------------------------------------

8. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         e)       NEW ACCOUNTING PRONOUNCEMENTS (continued)

                  In July 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations", that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS No. 143 is required to be adopted effective January 1, 2003.

                  In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets", that supersedes SFAS No. 121 "Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." SFAS No. 144 is required to be adopted effective January 1, 2002.

                  In June 2002, FASB issued SFAS No. 146 "Accounting for costs Associated with Exit or Disposal Activities" ("SFAS 146"), which supersedes EITF Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in
                  Restructuring)". SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

                  In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" ("SFAS 147"). The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

                  In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The company has adopted SFAS No. 148, as required, on November 1, 2003.

                  The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

                                                                      DOCUMENT 2

                                AMADOR GOLD CORP.

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                     FOR THE QUARTER ENDED JANUARY 31, 2005

INTRODUCTION

The following management discussion and analysis has been prepared as of March 16, 2005. Some of the items discussed in the Management's Discussion and Analysis for the year ended October 31, 2004 ("2004 Annual MD&A") dated February 28, 2005 are relevant for the quarter under review and therefore readers are advised to read this with the 2004 Annual MD&A. The unaudited financial statements for the three months ended January 31, 2005 have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company.

Amador is a mining exploration company engaged primarily in an advanced stage exploration and development program of a high-grade gold property located in Kenora, Ontario, Canada. Its assets consist of mineral properties and cash. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk. The two most significant risks for the Company are:

         1) The chances of finding an economic ore body are extremely small;
         2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The junior resource market started to improve in 2002 after several years in the doldrums. The ability to secure properties of merit is in large part dependent on management's contacts.

KPM PROPERTY, ONTARIO

On October 18, 2002, the Company entered into an arm's length agreement with Richard W. Hughes who assigned to the Company his rights in an option agreement, he had entered into with Kenora Prospectors & Miners, Limited ("Kenora") and Machin Mines Ltd. ("Machin"). The option and assignment permit the Company to acquire 40 patented claims and 2 mineral claims (the "KPM Property").

Following regulatory approval, the Company directly entered into option agreements dated January 31, 2003 with Kenora and Machin on the same terms and conditions as the original option agreement entered into by Richard Hughes. The option agreements with Kenora and Machin were amended on August 10, 2004. Consideration, as amended, consists of $35,000 (paid), $225,000 on or before December 25, 2002 (paid), $250,000 on August 27, 2003 (paid), $250,000 on August
27, 2004 (paid),  $250,000 on August 27, 2005 and $500,000 on each of August 27,
2006, 2007, 2008 and 2009. In addition, in lieu of interest charges, the Company has agreed to pay to each of Kenora and Machin 2 1/2% of the proceeds of any financing(s) completed by the Company between August 27, 2006 and final payment of all monies due. Also, all outstanding amounts will be due and payable to Kenora and Machin within ninety (90) days following the commencement of commercial production.

In addition, there is a royalty payable of between 1 and 2% based on the price of gold. There was an additional amount of $50,000 due on December 31, 2004
(paid).

To date, the Company has staked an additional 11 mineral claims adjacent to the KPM Property (6 claims and 5 claims in fiscal 2003 and 2004 respectively).

A finders fee is payable with respect to acquisition and exploration expenditures under the option agreement as follows; 7.5% of the first $300,000 consideration ($22,500 paid), 5% on the next $700,000 ($35,000 paid), 2.5% on the next $4,000,000 ($33,482 paid or accrued to January 31, 2005) and 1% on any additional payments up to a maximum of $300,000.

LOCATION, ACCESS AND TENURE

The KPM Property is located 60 kilometres west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway on the shore of Shoal Lake.

The Company has an option to acquire the following patented claims from Kenora:

         D-149,  D-200,  D-201,  D-201 (A PCL 2413),  D-203 SW, D-204  (K-2460),
         D-212, D-213 (K-2462),  D-214 (K-2938),  D-215 (K-2548),  D-216, D-217,
         D-228 (K-2978-79),  D-229,  D-233,  D-265,  D-140 (K-1269),  S-74, S-97
         (K-3055-58),  S-151 PARTIAL,  MIN. LOC.  D-195,  D-147,  D-148,  D-239,
         D-389, S-109, S-126, S-150, D-203 (K-2461)

The Company has an option to acquire the following patented claims from Machin:

        D-199,  D-202, M-11, S-105,  D-218 (K-1317 ET AL NORTH),  K-13487 NORTH,
        K-13544 NORTH, K-13564 NORTH, K-13464 NORTH, CLAIM 264-E PARCEL 4802, CLAIM 270-E PARCEL 4802

The KPM Property is accessible by road and lake travel. The road route follows the Trans Canada Highway west from Kenora, then the Rush Bay Road to Clytie Bay Landing on the north shore of Shoal Lake. The KPM Property can then be reached by a four kilometer boat trip from the landing in summer or, by truck or car over ice in the winter. There are several barge services on the lake provided during those periods when there is no ice cover.

2003 DRILL RESULTS

The Company's 2003 diamond drill program, under the supervision of Philip J. Southam, P.Geo. and assistance of Kevin Leonard, a licensed (License #1346) geologist from the State of Washington, U.S.A., completed 11 holes totalling 3,205 meters. The two-fold purpose of this program was in-fill drilling of the Mainland zone and expanding the zone to depth and along strike. The results of the drilling are listed in Table 1 below. The Main Vein of the Mainland zone was consistently encountered in every hole at the target depth. The grades encountered are consistent with this style of vein system. Holes 10 and 11 represent a step-out to the east from the Mainland zone on to the Machin Property.

--------------------------------------------------------------------------------
DRILL HOLE #   FROM (m)    TO (m)      WIDTH (m)    GOLD (g/t)    VEIN ID
--------------------------------------------------------------------------------
SL03-01        329         329.4       0.4          2.82          Hanging Wall 1
               351.05      353.1       2.05         0.59          Main Vein
               362.6       364.5       1.9          1.8           Footwall Vein
--------------------------------------------------------------------------------
SL03-02        185         186.3       1.3          1.48          Hanging Wall 1
               197         200         3            1.61          Main Vein
--------------------------------------------------------------------------------
SL03-03        227.8       229.5       1.7          1.66          Hanging Wall 3
               278.35      280         1.65         1.72          Main Vein
including      278.65      278.95      0.3          6.93          Main Vein
               282         288.2       6.2          1.475         Footwall Vein
--------------------------------------------------------------------------------
SL03-04        302         303.5       1.5          3.42          Hanging Wall 1
               314.6       316         1.4          3.67          Main Vein
               317         318.85      1.85         2.22          Main Vein
               321.63      322.03      0.4          9.56          Main Vein
               345.6       346         0.4          2.64          Footwall Vein
--------------------------------------------------------------------------------
SL03-05        280         283.54      3.54         2.25          Main Vein
including      282.84      283.54      0.7          6.2           Main Vein
               304.5       307         2.5          2.58          Footwall Vein
including      306.2       306.6       0.4          6.21          Footwall Vein
--------------------------------------------------------------------------------
SL03-06        214         215.6       1.6          2.58          Breccia Vein
including      214         214.5       0.5          7.93          Breccia Vein
               228         228.4       0.4          3.13          Hanging Wall 3
               254         254.4       0.4          0.69          Hanging Wall 2
               273.15      273.55      0.4          0.36          Hanging Wall 1
               301.52      303         1.48         1.7           Main Vein
               337.15      338         0.85         0.58          Footwall Vein
--------------------------------------------------------------------------------
SL03-07        109.1       110.4       1.3          0.19          Hanging Wall 3
               119         119.7       0.7          0.3           Hanging Wall 2
               140.1       141.1       1            0.43          Hanging Wall 1
               148.55      150         1.45         0.34          Main Vein

--------------------------------------------------------------------------------
SL03-08        176.3       177.75      1.45         1.74          Breccia Vein
               210         211.2       1.2          1.18          Hanging Wall 2
               213.2       213.6       0.4          6.87          Hanging Wall 1
               218.14      220.6       2.46         3.45          Main Vein
               224         225.4       1.4          0.78          Footwall Vein
--------------------------------------------------------------------------------
SL03-09        149.8       151.3       1.5          2.95          Breccia Vein
               160.1       161.6       1.5          0.82          Hanging Wall 2
including      160.1       160.5       0.4          2.52          Hanging Wall 2
               164.7       165.5       0.8          2.02          Hanging Wall 1
               176.8       178.3       1.5          1.6           Main Vein
               194.6       196.6       2            2.25          Footwall Vein
--------------------------------------------------------------------------------
SL03-10        128.4       129.6       1.2          0.9           Hanging Wall 2
               143.6       145.2       1.6          3.61          Hanging Wall 1
including      144.55      145.2       0.65         6.44          Hanging Wall 1
               148.2       149.55      1.35         5.65          Main Vein
--------------------------------------------------------------------------------
SL03-11        194.5       195.7       1.2          3.27          Main Vein
--------------------------------------------------------------------------------

2004 DRILL RESULTS

The Company's 2004 diamond drill program conducted by Kevin Leonard completed 36 holes totalling 10,033 meters. The program was used to test extensions of the Cedar Island Mainland Zone at depth and along strike to the east in a previously unexplored portion of the 2 kilometer long shear zone. In addition, a significant component of the program involved testing the prospective 9 East Zone with an array of tightly-spaced drill crosses on 20 to 25 meter intervals to verify its existence and to test the horizontal and vertical continuity of the structure.

                                                       GOLD ASSAY     COMPOSITE
                                                          CORE       GOLD GRADE
                                                         LENGTH      TRUE WIDTH
HOLE NO.        LOCATION       FROM (m)     TO (m)       (g/t/m)       (g/t/m)
--------      ------------     --------    --------    ----------    -----------

SL04-153      20203E/9655N      346.60      347.20      3.68/0.60
                                347.20      347.80      0.84/0.60      2.26/1.02
--------      ------------     --------    --------    ----------    -----------
SL04-154      20150E/9637N      433.00      433.40      1.00/0.40
                                433.40      434.40      1.30/1.00      1.21/1.20
--------      ------------     --------    --------    ----------    -----------
SL04-155      20250E/9595N      410.26      410.76      6.98/0.50
                                410.76      411.09      0.66/0.30
                                411.09      411.71      3.04/0.60      2.63/1.20
--------      ------------     --------    --------    ----------    -----------
SL04-156      20100E/9676N      372.00      372.60      0.04/0.60
                                372.60      373.00      3.52/0.40      1.17/1.02
--------      ------------     --------    --------    ----------    -----------
SL04-157      20203E/9645N      454.30      455.00      0.21/0.70      0.21/0.42
--------      ------------     --------    --------    ----------    -----------
SL04-158      20100E/9674N      449.00      450.00      0.21/1.00
                                450.00      451.00      1.12/1.00      0.66/1.71
--------      ------------     --------    --------    ----------    -----------
SL04-159      20300E/9604N      337.20      337.60      3.06/0.40
                                337.60      338.20      3.34/0.60      3.23/0.85
--------      ------------     --------    --------    ----------    -----------
SL04-160      20050E/9717N      344.60      345.33      0.78/0.73
                                345.33      346.07      0.66/0.74
                                346.07      347.00      1.17/0.93      0.80/2.28
--------      ------------     --------    --------    ----------    -----------
SL04-161      20300E/9604N      471.40      471.80      4.07/0.40
                                471.80      472.30     16.35/0.50
                                472.30      473.10      0.71/0.40      7.18/1.20

--------      ------------     --------    --------    ----------    -----------
SL04-162      20050E/9677N      461.35      461.91      3.77/0.57
                                461.91      462.31      0.14/0.40      2.27/0.83
--------      ------------     --------    --------    ----------    -----------
SL04-163      20400E/9530N      435.00      435.40      0.19/0.40
                                435.40      435.80     18.95/0.40      5.20/1.00
--------      ------------     --------    --------    ----------    -----------
SL04-164      20350E/9565N      384.53      384.98      0.17/0.45
                                384.98      385.68      6.94/0.70      4.20/1.00
--------      ------------     --------    --------    ----------    -----------
SL04-165      20400E/9528N      512.20      512.80      0.23/0.60
                                512.80      513.20      0.05/0.40      0.23/0.51
--------      ------------     --------    --------    ----------    -----------

The deep tier holes tested the Cedar Island Mainland Zone with relatively widely spaced holes over a strike length of about 350 metres to a vertical depth of 423 metres. The holes confirmed that the CIMZ shear zone continues at depth although the tenor of gold mineralization and the development of the shear structure appear to have generally weakened. However, it must be emphasized that higher-grade gold mineralization within the CIMZ forms well-defined, near vertically plunging shoots that could be missed and/or inadequately tested by drill holes centered at 50 m to 60 m intervals. Holes SL04-161, 163 and 164 returned positive results (refer to the above table) from well-sulphidized intersections within the postulated down-plunge extension of the 9 East Zone. Hole SL04-163 intersected 18.95 grams per tonne over 0.34 metres true width at a vertical depth of 402 metres. A total of 46% of the holes returned gold values of at least 2.26 grams per tonne over a minimum true width of 1.00 metre. Definition drilling in the vicinity of these holes could be used to test for grade continuity within an emerging high-grade shoot at depth.

Reconnaissance drilling at 50 m to 100 m intervals was carried out over an untested portion of the Cedar Island Mainland Zone, east of the main body of drilling from 21000E to 21200E. A total of 749 metres in 4 holes (i.e. SL04-172, 174, 176 and 178) were completed. The table below summarizes the results of the eastern extension drilling.

         SUMMARY OF CEDAR ISLAND MAINLAND ZONE - EAST EXTENSION RESULTS

                                                       GOLD ASSAY     COMPOSITE
                                                          CORE       GOLD GRADE
                                                         LENGTH      TRUE WIDTH
HOLE NO.        LOCATION       FROM (m)     TO (m)       (g/t/m)       (g/t/m)
--------      ------------     --------    --------    ----------    -----------

SL04-172      21210E/9740N      110.00      110.40      0.14/0.40
                                110.40      110.80      4.87/0.40      2.51/0.68
--------      ------------     --------    --------    ----------    -----------
SL04-174      21125E/9690N      140.90      141.30      1.25/0.40      1.25/0.34
--------      ------------     --------    --------    ----------    -----------
SL04-176      21080E/9700N      177.00      177.40      0.01/0.40
                                177.40      178.10      3.03/0.70      3.03/0.60
--------      ------------     --------    --------    ----------    -----------
SL04-178      21025E/9720N       89.20       89.60      0.78/0.40
                                 89.60       90.10      0.21/0.50
                                 90.10       90.50      0.19/0.40      0.38/1.11
--------      ------------     --------    --------    ----------    -----------

The Cedar Island Mainland shear zone remains open along strike to the east, however the holes intersected only low gold values over narrow widths. The geology of this area is different from that which is observed at the Cedar Island Mine and the trenched area on the mainland from 20,000E to 20,400E. The characteristics of the dominant host lithology, - coarse-grained flows or gabbroic basalts appear to be less susceptible to shearing in this area. As well, the axial trace of a prominent low-angle 075(degree) fault structure is projected to intersect the CIMZ at 20,800E. This may have disrupted or offset the trace of the CIMZ to the east of this feature.

A total of 3,114 metres in 18 holes  (SL04-166-171  incl.,  SL04-173,  SL04-175,
SL04-177 and SL04-179-188 inclusive) were used to investigate the 9 East Target, an area considered to contain high-grade gold mineralization based on previous wide spaced drilling by BGC in the 1980's. The 9 East Target was selected as a viable example upon which to test both the vertical and horizontal continuity and the size potential of a prospective high-grade gold shoot. It is very important to understand that the number, size and continuity of gold values within "mineralized shoots" will determine the overall economic potential of the KPM property. A tighter array of holes will also serve towards satisfying the threshold requirements for generating an `indicated' category of resource. A higher level of confidence with respect to the internal grade attributes and geometry of these targets will greatly contribute towards formulating a reliable economic evaluation of the property. Utilizing a correct drill hole density according to the size of target being evaluated greatly decreases the chances for over-estimating the true grade of the deposit.

The 9 East Target was investigated with an array of tightly-spaced drill crosses on 20 to 25 metre intervals with one segment testing the vertical component, the other testing the horizontal component.

The holes encountered a sequence of mafic flows and feldspar-phyric mafic flows (in-part pillowed) that have been modified by late-stage felsic dykes, lamprophyre dykes and quartz-carbonate veined shear zones. Mafic flows characterized by the absence of feldspar porphyroblasts host the Cedar Island Mainland Zone. The table below summarizes the results of detailed drilling of the 9 East Target.

              SUMMARY OF CEDAR ISLAND MAINLAND ZONE - 9 EAST TARGET

                                                       GOLD ASSAY     COMPOSITE
                                                          CORE       GOLD GRADE
                                                         LENGTH      TRUE WIDTH
HOLE NO.        LOCATION       FROM (m)     TO (m)       (g/t/m)       (g/t/m)
--------      ------------     --------    --------    ----------    -----------

SL04-166      20290E/9910N       21.49       22.00      7.97/0.51
                                 22.00       22.40      1.61/0.40
                                 22.40       22.80      1.86/0.40     4.15/1.12

                                 40.05       40.90      5.64/0.85     3.41/1.20
--------      ------------     --------    --------    ----------    -----------
SL04-167      20290E/9909N       55.00       55.50      2.79/0.50
                                 55.50       56.00     12.80/0.50
                                 56.00       56.50    278.50/0.50*
                                 56.50       57.00      2.16/0.50
                                 57.00       57.50     93.81/0.50*
                                 57.50       58.00      4.43/0.50
                                 58.00       58.50      0.87/0.50
                                 58.50       59.00      9.45/0.50
                                 59.00       59.50     10.12/0.50
                                 59.50       60.00      0.62/0.50
                                 60.00       60.50      0.63/0.50
                                 60.50       61.00     12.90/0.50
                                 61.00       61.50      3.43/0.50
                                 61.50       62.00      5.28/0.50
                                 62.00       62.50     14.24/0.50
                                 62.50       63.00     11.15/0.50
                                 63.00       63.50      1.38/0.50
                                 63.50       64.00      1.69/0.50
                                 64.00       64.50      2.54/0.50    22.43/9.10
                                 64.50       65.00      3.15/0.50    16.18/9.10*
                                 65.00       65.70       7.1/0.70    (*Cut)

--------      ------------     --------    --------    ----------    -----------
SL04-168      20290E/9855N      100.50      101.00     13.11/0.50
                                101.00      101.50     17.96/0.50    23.16/1.86
                                101.50      102.00     67.32/0.50*   15.60/1.86*
                                102.00      102.50      1.94/0.68    (*Cut)
--------      ------------     --------    --------    ----------    -----------
SL04-169      20290E/9854N      106.03      106.79      3.79/0.76
                                106.79      107.60      8.61/0.81
                                107.60      108.60      0.08/1.00
                                108.60      109.00     12.47/0.40     5.02/2.54
--------      ------------     --------    --------    ----------    -----------
SL04-170      20290E/9853N      112.10      112.60      1.18/0.50    23.95/1.20
                                112.60      113.00     81.15/0.40*   10.55/1.20*
                                113.00      113.50      0.94/0.50    (*Cut)
--------      ------------     --------    --------    ----------    -----------
SL04-171      20290E/9853N      135.23      136.00      2.22/0.77
                                136.00      136.89      1.38/0.89
                                136.89      137.29     17.11/0.40     7.58/1.10
--------      ------------     --------    --------    ----------    -----------
SL04-173      20286E/9757N      211.02      211.52     18.92/0.50
                                211.52      212.00     19.93/0.48
                                212.00      212.50     26.49/0.50
                                212.50      213.00     10.40/0.50
                                213.00      213.50      1.34/0.50
                                213.50      214.00      1.98/0.50    13.13/2.54
--------      ------------     --------    --------    ----------    -----------
SL04-175      20286E/9757N      230.90      231.60      6.13/0.70
                                231.60      232.45      0.33/0.85
                                232.45      233.27      2.54/0.82     2.81/2.02
--------      ------------     --------    --------    ----------    -----------
SL04-177      20286E/9756N      247.60      248.00      2.76/0.40
                                248.00      248.74      1.43/0.74
                                248.74      249.26      8.02/0.52
                                249.26      249.70      2.95/0.44     3.63/1.79
--------      ------------     --------    --------    ----------    -----------
SL04-179      20286E/9756N      255.00      255.75     16.06/0.75
                                255.75      256.35      2.86/0.60    10.19/1.15
--------      ------------     --------    --------    ----------    -----------
SL04-180      20270E/9880N       79.40       79.80      1.89/0.40
                                 79.80       80.20     69.72/0.40*   18.40/1.45
                                 80.20       80.60      4.82/0.40    10.07/1.45*
                                 80.60       81.10      1.43/0.50    (*Cut)
--------      ------------     --------    --------    ----------    -----------
SL04-181      20290E/9755N      300.94      302.00      3.64/1.06
                                302.00      302.52      3.75/0.52     3.67/1.35

                                303.40      303.80      6.78/0.40
                                303.80      304.64      2.49/0.84     3.87/1.06

                                305.77      306.66      2.05/0.89
                                306.66      307.06      6.16/0.40     3.32/1.10
--------      ------------     --------    --------    ----------    -----------
SL04-182      20270E/9879N       82.20       82.90     38.79/0.70*
                                 82.90       83.50      2.78/0.60    16.96/1.96
                                 83.50       83.90      1.33/0.40    15.59/1.96*
                                 83.90       84.50     16.10/0.60    (*Cut)
--------      ------------     --------    --------    ----------    -----------
SL04-183      20270E9879N       105.10      105.70     21.61/0.60
                                105.70      106.10      5.60/0.40    10.82/1.20
--------      ------------     --------    --------    ----------    -----------
SL04-184      20250E/9855N      120.60      121.00     67.90/0.40*
                                121.00      121.50      9.99/0.50    29.71/1.79
                                121.50      122.30     34.86/0.80*   23.09/1.79*
                                122.30      122.70      5.89/0.40    (*Cut)

--------      ------------     --------    --------    ----------    -----------
SL04-185      20310E/9855N      104.12      104.62     10.41/0.50
                                104.62      105.12     12.40/0.50
                                105.12      105.57     13.98/0.45
                                105.57      106.09      2.56/0.52     9.66/1.68

                                115.50      116.00     20.73/0.50     7.38/1.20

                                128.00      128.84     12.18/0.84     7.28/1.20
--------      ------------     --------    --------    ----------    -----------
SL04-186      20230E/9855N      128.35      128.75      1.07/0.40
                                128.75      129.15     21.61/0.40
                                129.15      129.85     33.41/0.70    21.63/1.28

                                132.60      133.00     13.41/0.40
                                133.00      133.40      5.56/0.40     5.37/1.20
--------      ------------     --------    --------    ----------    -----------
SL04-187      20332E/9855N       75.85       76.39      1.67/0.54
                                 76.39       77.00      4.13/0.61
                                 77.00       77.60      4.62/0.60     3.54/1.49
--------      ------------     --------    --------    ----------    -----------
SL04-188      20352E/9865N       60.20       60.90      1.58/0.70
                                 60.90       61.30      0.40/0.40
                                 61.30       61.70     19.85/0.40     6.14/1.28
--------      ------------     --------    --------    ----------    -----------

The 9 East Target was tested over a strike length of 120 metres at shallow depths and to a vertical depth (below lake level = 1323 m) of 273 metres. The shoot remains open in both directions and confirms a high-level of homogeneity of gold values. Definition drilling at 20 to 25 metre intervals has shown that previous drilling by BGC underestimated the potential for higher-grade gold mineralization in this area. A total of 7 holes returned values equal to or in excess of 33 grams per tonne gold and 78% of the holes returned gold grades greater than 3.67 grams per tonne.

The Phase II drill data indicate a weighted average (cut) grade of 11.78 grams per tonne gold over a weighted true width of 1.62 metres. The highly anomalous intersection showing 9.1 metres true width would certainly influence and/or strongly bias the overall weighted average of the drill hole population, therefore, the width in Hole SL04-167 was normalized to better reflect the median true width of intersections encountered in the other holes. The 9 East Target correlates very well with the historic mining grades at the Mikado and Cedar Island Mine and suggests that detailed drilling in the vicinity of other high-grade intercepts on the KPM property can return excellent results.

KPM PROPERTY UPDATE - 2005

The grid work began in January 2005 and in February 2005, the Company commenced a 60-line km magnetometer and induced polarization (IP) survey on the KPM
Property. The program, at a cost of approximately $150,000, will employ pole-dipole "combo-array" Spectral IP/Resistivety and magnetometer surveying to
1) cost effectively discover new gold targets; 2) delineate and locate extensions of known gold targets; 3) map out areas of anomalous sulphide concentration.

The work will include detailed coverage along the western extension of the Cedar Island Mainland Zone that includes the Cedar Island Mine in addition to the 6 and 9 East Targets. The 9 East Target reflects an area of high-grade gold mineralization extending from surface to a vertical depth of 275 meters over a strike length of 125 meters. Results from in-fill and resource expansion drilling returned 22.43 g/t over 9.10 m TW (cut), 23.09 g/t over 1.79 m TW (cut) and 13.13 g/t over 2.54 m TW.

The results of IP coverage in areas of known high-grade gold mineralization, for example the 9 East Target, will be applied in assessing the quality of anomalies found elsewhere on the KPM Property. Of particular importance, will be the discovery of sulphide-rich zones under the relatively-untested lake portion of the Cedar Island Mainland Zone in the vicinity of Cedar Island.

The Cedar Island Mainland Zone is the most advanced gold target on the property that includes numerous gold-bearing regional targets that require additional follow-up exploration work. The geophysical survey will be used to help guide the Phase III drilling effort towards targets considered to have potential for the discovery of high-grade ounces.

The KPM Property has no underground or surface plant or equipment. Power on the KPM Property is provided by diesel powered generators. The KPM Property is within 20 km from hydro power lines beside the Trans-Canada Highway. There is no known body of commercial ore on the KPM Property and any proposed program will be an exploratory search for ore. The Company cannot assure you that any commercially viable mineral deposit exists on any of the KPM Property or that, if such deposits exist, the Company will be able to develop such deposit on a commercially profitable basis, if at all.

TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $69,000 over a 4-year period to the Optionor ($3,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-UchiConfederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (25,000 shares were issued on July 14, 2004 to the Optionor) and payment of $88,000 over a 4-year period to the Optionor ($5,000 was paid to the Optionor in July 2004). In addition, the property is subject to a 2% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase 1% of the NSR for $1M. The agreement was accepted for filing by the TSX Venture Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zincsilver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

GLASS TOWNSHIP, ONTARIO

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba (the "Optionor") to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of 100,000 shares of the Company and payment of $93,000 ($8,000 paid subsequent to year end) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") in favour of the Optionor with the Company given the right to purchase .5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange on November 2, 2004.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                          2004           2003           2002
                                      -----------    -----------    -----------
Revenues ..........................   $      --      $      --      $      --
Loss  before other items ..........      (539,000)      (365,429)       (97,724)
Loss for the year .................      (527,212)      (524,419)       (97,825)
Net loss per share, basic and
   fully diluted ..................         (0.04)         (0.07)         (0.04)
Total assets ......................     2,516,545      1,113,870        247,901
Long term financial liabilities ...          --             --          125,000
Deficit, end of year ..............    (3,931,824)    (3,812,612)    (3,416,958)

Notes:

(a)      The Company has no history of declaring dividends
(b) There were no discontinued operations or extraordinary items in the years under review;
(c)      The Company has no off balance sheet arrangements

A.       RESULTS OF OPERATIONS

                    FISCAL 2005                   FIRST QUARTER
                    -----------                   -------------
                    Revenues                      Nil
                    Net Loss                      ($54,334)
                    Net Loss Per Share            ($0.00)

FISCAL 2004         FIRST QUARTER     SECOND QUARTER     THIRD QUARTER    FOURTH QUARTER
-----------         -------------     --------------     -------------    --------------
Revenues            Nil               Nil                Nil              Nil
Net Loss            ($300,478) (1)    ($98,603)          ($585,719)       ($42,412)
Net Loss Per Share  ($0.02)           ($0.01)            ($0.01)          ($0.00)


                                       26


FISCAL 2004         FIRST QUARTER     SECOND QUARTER     THIRD QUARTER    FOURTH QUARTER
-----------         -------------     --------------     -------------    --------------
Revenues            Nil               Nil                Nil              Nil
Net Loss            ($22,974)         ($54,604)          ($152,825)       ($294,016)
Net Loss Per Share  ($0.00)           ($0.01)            ($0.02)          ($0.04)

(1) $160,000 stock based compensation

THREE MONTHS ENDED JANUARY 31, 2005 (UNAUDITED) VS. THREE MONTHS ENDED JANUARY 31, 2004 (UNAUDITED)

There is no revenue for the three months ended January 31, 2005 (2004 - Nil). The Company realized a loss of $(54,334) for the three-month period ended January 31, 2005 compared to $(300,478) in the three months ended January 31, 2004. Expenses for management fees of $6,000 (2004 - $10,000) were paid to companies owned 100% by directors of the Company. This figure includes office rent, secretarial and basic accounting. Other expenses for the three-month period include $11,080 (2004 - $30,013) for legal and accounting. Other expenses for the three-month period include $2,233 (2004 - $12,253) for regulatory fees and $1,501 (2004 - $1,333) for transfer agent fees. Other categories of interest are: (a) investor relations and promotion of $11,082 (2004 - $51,810) as the Company had materials prepared for display in a booth and hand out at various investment forums across North America that directors travel to and (b) interest on debt of $0 (2004 - $12,704) which is related to interest on the promissory note and convertible debenture. A large expenditure (not affecting cash)
appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $160,000. The Company has chosen to implement the expensing of the cost of granting options to directors and officers that is expected to take effect shortly. The cost is designed to reflect, in part, the cost to the Company of obtaining and retaining directors.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

FISCAL 2004

At the beginning of the fiscal year, the Company had cash of $98,463. It raised $1,750,000 through the issuance of share capital. During the year, it acquired three new mineral properties. Acquisition costs for the KPM Property and the new properties were $370,582 and $1,059,238 was spent on exploration on the KPM Property.

In December 2003, the Company closed a private placement consisting of 4,400,000 units, of which 3,100,000 units were flow-through units at a price of $0.35 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.35 per share on or before December 22, 2005 and 1,300,000 units were non-flow-through units at a price of $0.30 per unit with a share purchase warrant exercisable into one common share of the Company at a price of $0.30 per share on or before December 22, 2005. The flow-through proceeds ($1,085,000) were used for a 10,000 metre diamond drill program on the Company's KPM Property. The non-flow-through proceeds ($390,000) were used for general corporate purposes. The Company paid cash finder's fees totaling $141,490.

During fiscal 2004, the Company agreed to issue 4,730,688 units in settlement of debt, in the amount of $614,989.42, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share for a period of two years. The units were treated as allotted in the audited financial statements but were formally issued in December 2004 (subsequent to year end). The warrants are exercisable on or before December 23, 2006.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2002, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method, whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

JANUARY 31, 2005 (UNAUDITED)

During the quarter, the Company issued 500,000 units at $0.40 per unit for total proceeds of $200,000. Each unit is comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

During the quarter, the Company issued 1,000,000 units at $0.15 per unit for total proceeds of $150,000. Each unit is comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

The current corporate plan envisions expenditures of approximately $1,000,000 for exploration/diamond drilling on the Company's KPM Property during the summer/fall of 2005 and the winter of 2005/2006 and for general corporate purposes. Plans for obtaining the funds include:

         a.       Private placements;
         b.       Exercise of warrants

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties and/or reduce or terminate its operations.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares. As at January 31, 2005, there were 24,522,915 common shares issued and outstanding.

As at January 31, 2005, the following options and share purchase warrants were outstanding:

         -----------------------------------------------------------------
         NUMBER OF OPTIONS       EXERCISE PRICE          EXPIRY DATE
         -----------------------------------------------------------------
                85,000              $0.10              October 8, 2007
                62,000              $0.25               March 2, 2008
                70,000              $0.56              January 5, 2009
         -----------------------------------------------------------------

         ----------------------------------------------------------------
                85,000              $0.10              October 8, 2007
                62,000              $0.25               March 2, 2008
               140,000              $0.56              January 5, 2009
         ----------------------------------------------------------------
                85,000              $0.10              October 8, 2007
                62,000              $0.25               March 2, 2008
                70,000              $0.56              January 5, 2009
         ----------------------------------------------------------------
                50,000              $0.56              January 5, 2009
         ----------------------------------------------------------------
                85,000              $0.10              October 8, 2007
                62,000              $0.25               March 2, 2008
                50,000              $0.56              January 5, 2009
         ----------------------------------------------------------------
                85,000              $0.23             December 18, 2007
                62,000              $0.25               March 2, 2008
                70,000              $0.56              January 5, 2009
         ----------------------------------------------------------------
                50,000              $0.30               June 16, 2008
                50,000              $0.56              January 5, 2009
         ----------------------------------------------------------------
             1,285,000
         ----------------------------------------------------------------

                                    WARRANTS:

         -----------------------------------------------------------------
         NUMBER OF WARRANTS    EXERCISE PRICE           EXPIRY DATE
         -----------------------------------------------------------------
              3,375,000            $0.25           February 28, 2005 (1)
         -----------------------------------------------------------------
                535,715            $0.32                May 29, 2005
         -----------------------------------------------------------------
                250,000            $0.40             September 30, 2005
         -----------------------------------------------------------------
              1,300,000            $0.30             December 22, 2005
         -----------------------------------------------------------------
              3,100,000            $0.35             December 22, 2005
         -----------------------------------------------------------------
                500,000            $0.20             December 30, 2005
         -----------------------------------------------------------------
                100,000            $0.15             December 30, 2005
         -----------------------------------------------------------------
              1,500,000            $0.14              December 8, 2006
         -----------------------------------------------------------------
              4,730,688            $0.13             December 23, 2006
         -----------------------------------------------------------------
             15,391,403
         -----------------------------------------------------------------
         (1) Subsequent to the quarter end, these warrants expired and were not exercised.

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (the "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During this quarter, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one (1) common share and one (1) non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Management of the Company participated in the PDAC 2004 International Convention in March 2004 and gold shows in Calgary in April, 2004, New York in June 2004, Vancouver in June 2004 and San Francisco in November 2004. The purpose of these shows is to inform potential investors, particularly institutions, and news writers about the prospects for the KPM project.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at HTTP://WWW.SEC.GOV/EDGAR/SEARCHEDGAR/COMPANYSEARCH.HTML. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In the current period, the Company recorded management fees of $6,000 (2004 - $12,500) to companies controlled by directors of the Company. At January 31, 2005 $10,824 (2004 - $10,688) was owed to companies controlled by directors of the Company for management fees and payments made on the Company's behalf. For details refer to Note 5 to the unaudited financial statements.

In the current period, fees for consulting services in the amount of $10,548 (2004 - $18,353) were incurred to Vanwest Administrative Services Ltd., a private company owned as to 100% by Beverly J. Bullock, the Corporate Secretary of the Company, for administrative and regulatory services. For details refer to
Note 5 to the unaudited financial statements.

PROPOSED TRANSACTIONS

PRIVATE PLACEMENT

On February 28, 2005, the Company announced that it has arranged a private placement consisting of 1,000,000 units at a price of $0.10 per unit, for aggregate proceeds of $100,000. Each unit is comprised of one (1) common share and one (1) transferable share purchase warrant of the Company, each share purchase warrant exercisable for one (1) common share at a price of $0.10 per share for a period of two (2) years. Pursuant to applicable policies of the TSX Venture Exchange, the Company will pay a finder's fee of up to 9% to qualified persons who assist the Company in the private placement. The financing is subject to the approval of the TSX Venture Exchange. The proceeds from the private placement will be used by the Company for working capital.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                                (March 15, 2005)
                   TSX Venture Exchange (Trading Symbol: AGX)
                              CUSIP #: 02264P 10 1

TRANSFER AGENT                      SHARE STRUCTURE
--------------------------------------------------------------------------------

Pacific Corporate Trust Company     SHARES ISSUED:
10th Floor, 625 Howe Street         24,522,915
Vancouver, BC, V3C 3B8              OUTSTANDING WARRANTS:
Phone: 604.689.9853                    535,715 @ $0.32 (Expiry: May 29/05)
Fax:   604.689.8144                    250,000 @ $0.40 (Expiry: September 30/05)
                                     1,300,000 @ $0.30 (Expiry: December 22/05)
                                     3,100,000 @ $0.35 (Expiry: December 22/05)
                                       500,000 @ $0.20 (Expiry: December 30/05)
                                       100,000 @ $0.15 (Expiry: December 30/05)
                                     1,500,000 @ $0.14 (Expiry: December 8/06)
                                     4,730,688 @ $0.13 (Expiry: December 23/06)
                                    ----------
                                    12,016,403
                                    OPTIONS:
                                       340,000 @ $0.10 (Expiry: October 8/07)
                                        85,000 @ $0.23 (Expiry: December 18/07)
                                       310,000 @ $0.25 (Expiry: March 2/08)
                                        50,000 @ $0.30 (Expiry: June 16/08)
                                       500,000 @ $0.56 (Expiry: January 5/09)
                                    ----------
                                     1,285,000
                                    FULLY DILUTED SHARES:
                                    37,824,318 (1)

(1) A total of 1,000,000 common shares and 1,000,000 share purchase warrants will be issued pursuant to a private placement which is subject to approval by the TSX Venture Exchange.


AUDITORS                            CORPORATE COUNSEL
--------------------------------------------------------------------------------

Staley, Okada & Partners            CANADA:  McCullough O'Connor Irwin
Chartered Accountants                        Solicitors
Suite 400, 889 West Pender St.                 1100-888 Dunsmuir Street
Vancouver, BC, V6C 3B2                         Vancouver, BC, V6C 3K4
Phone    604.694.6070                        Phone:   604.687.7077
Fax:     604.585.8377                        Fax:     604.687.7099
FINANCIAL YEAR END:  October 31     U.S.A.:  Miller & Holguin
                                             1801 Century Park East, 7th Floor
                                             Los Angeles, California
                                             U.S.A., 90067

ACCOUNTANTS
--------------------------------------------------------------------------------

MacKay LLP
Chartered Accountants
Suite 1100-1177 West Hastings St.
Vancouver, British Columbia, V6E 4T5
Phone    604.697.5251
Fax:     604.687.5805

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)


DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------

Rupert L. Bullock, B.Comm. (President, CFO  & Director)  Phone: 604.536.5357
Lynn W. Evoy (CEO & Director)                            Fax:   604.536.5358
Philip J. Southam, P. Geo. (Director)                    info@amadorgoldcorp.com
Richard W. Hughes (Director)                             www.amadorgoldcorp.com
Kevin Leonard (Project Geologist)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AMADOR GOLD CORP.
                                         (Registrant)


Date:    March 28, 2005                  BY:  /S/ BEVERLY J. BULLOCK
                                         ---------------------------------------
                                         Beverly J. Bullock, Corporate Secretary